Exhibit 99.1

XP Inc.

Interim condensed consolidated
financial statements at
June 30, 2024
and report on review

Report on review of interim condensed
consolidated financial statements

To the Board of Directors and Shareholders

XP Inc.

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheets of XP Inc. and its subsidiaries ("Company") as at June 30, 2024 and the related interim condensed consolidated statements of income and of comprehensive income for the quarter and six-month periods then ended, and the interim condensed consolidated statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these consolidated condensed interim financial statements in accordance with International Accounting Standard (IAS) 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with IAS 34 - "Interim Financial Reporting", of the International Accounting Standards Board (IASB).

São Paulo, August 13, 2024

PricewaterhouseCoopers	Marcos Paulo Putini
Auditores Independentes Ltda.	Contador CRC 1SP212529/O-8
CRC 2SP000160/O-5

2

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

DPT\TRABALHOS DIVERSOS\XPINCJUE24.REV

XP Inc. and its subsidiaries
Unaudited interim condensed consolidated financial statements for the three and six months period ended June 30, 2024

Table of Contents

Unaudited interim condensed consolidated balance sheets	3
Unaudited interim condensed consolidated statements of income and of comprehensive income	5
Unaudited interim condensed consolidated statements of changes in equity	6
Unaudited interim condensed consolidated statements of cash flows	7
1. Operations	8
2. Basis of preparation and changes to the Group’s accounting policies	9
3. Securities purchased (sold) under resale (repurchase) agreements	16
4. Securities	17
5. Derivative financial instruments	20
6. Hedge accounting	20
7. Loan operations	26
8. Prepaid expenses	26
9. Securities trading and intermediation (receivable and payable)	28
10. Expected Credit Losses on Financial Assets and Reconciliation of carrying amount	28
11. Investments in associates and joint ventures	30
12. Property, equipment, goodwill, intangible assets and lease	30
13. Financing Instruments Payable	32
14. Borrowings	33
15. Other financial assets and financial liabilities	33
16. Retirement plans and insurance liabilities	35
17. Income tax	36
18. Equity	38
19. Related party transactions	39
20. Provisions and contingent liabilities	39
21. Total revenue and income	43
22. Operating costs	45
23. Operating expenses by nature	45
24. Other operating income (expenses), net	45
25. Share-based plan	47
26. Earnings per share (basic and diluted)	47
27. Determination of fair value	48
28. Management of financial risks and financial instruments	52
29. Capital Management	53
30. Cash flow information	54
31. Subsequent events	56

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2024 and December 31, 2023 In thousands of Brazilian Reais
Assets	Note	June 30, 2024	December 31, 2023

Cash		5,604,375	3,943,307

Financial assets		272,686,299	229,197,214

Fair value through profit or loss		170,034,874	127,015,678
Securities	4	134,481,273	103,282,212
Derivative financial instruments	5	35,553,601	23,733,466

Fair value through other comprehensive income		38,385,880	44,062,950
Securities	4	38,385,880	44,062,950

Evaluated at amortized cost		64,265,545	58,118,586
Securities	4	3,612,900	6,855,421
Securities purchased under resale agreements to resell	3	21,772,559	14,888,978
Securities trading and intermediation	9	4,440,040	2,932,319
Accounts receivable		674,528	681,190
Loan operations	7	26,320,673	28,551,935
Other financial assets	15	7,444,845	4,208,743

Other assets		10,137,742	7,811,962
Recoverable taxes		392,257	245,214
Rights-of-use assets	12	390,282	281,804
Prepaid expenses	8	4,432,258	4,418,263
Other		4,922,945	2,866,681

Deferred tax assets	17	2,596,997	2,104,128
Investments in associates and joint ventures	11	3,129,446	3,108,660
Property and equipment	12	415,957	373,362
Goodwill and Intangible assets	12	2,570,083	2,502,045

Total assets		297,140,899	249,040,678

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated balance sheets As of June 30, 2024 and December 31, 2023 In thousands of Brazilian Reais
Liabilities and equity	Note	June 30, 2024	December 31, 2023

Financial liabilities		213,285,168	171,237,146

Fair value through profit or loss		49,596,917	45,208,490
Securities	4	14,683,481	20,423,074
Derivative financial instruments	5	34,913,436	24,785,416

Evaluated at amortized cost		163,688,251	126,028,656
Securities sold under repurchase agreements	3	53,889,811	33,340,511
Securities trading and intermediation	9	19,034,351	16,943,539
Financing instruments payable	13	72,396,923	60,365,590
Accounts payables		623,207	948,218
Borrowings	14	2,528,059	2,199,422
Other financial liabilities	15	15,215,900	12,231,376

Other liabilities		63,692,683	58,266,331
Social and statutory obligations		1,111,076	1,146,127
Taxes and social security obligations		626,522	559,647
Retirement plans and insurance liabilities	16	60,981,254	56,409,075
Provisions and contingent liabilities	20	128,980	97,678
Other		844,851	53,804

Deferred tax liabilities	17	200,861	86,357

Total liabilities		277,178,712	229,589,834

Equity attributable to owners of the Parent company	18	19,957,839	19,449,352
Issued capital		26	26
Capital reserve		19,401,776	19,189,994
Other comprehensive income		(225,566)	376,449
Treasury shares		(1,365,665)	(117,117)
Retained earnings		2,147,268	-

Non-controlling interest		4,348	1,492

Total equity		19,962,187	19,450,844

Total liabilities and equity		297,140,899	249,040,678

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries

Unaudited interim condensed consolidated statements
of income and of comprehensive income

For the three and six months periods ended June 30, 2024 and 2023

In thousands of Brazilian Reais, except earnings per share

		Six months period ended June 30,		Three months period ended June 30,
	Note	2024	2023	2024	2023

Net revenue from services rendered	21	3,572,460	2,828,748	1,948,609	1,482,764
Net income/(loss) from financial instruments at amortized cost and at fair value through other comprehensive income	21	(17,157)	1,120,143	(244,408)	618,030
Net income/(loss) from financial instruments at fair value through profit or loss	21	4,716,811	2,733,722	2,515,057	1,447,830
Total revenue and income		8,272,114	6,682,613	4,219,258	3,548,624

Operating costs	22	(2,455,222)	(2,108,670)	(1,236,406)	(1,092,145)
Selling expenses	23	(64,975)	(60,204)	(32,921)	(45,262)
Administrative expenses	23	(2,907,603)	(2,369,851)	(1,455,952)	(1,275,912)
Other operating income (expenses), net	24	104,432	43,372	95,211	24,491
Expected credit losses	10	(139,701)	(122,549)	(42,831)	(54,915)
Interest expense on debt		(385,026)	(315,252)	(203,689)	(152,424)
Share of profit (loss) in joint ventures and associates	11	48,092	34,381	40,988	15,235

Income before income tax		2,472,111	1,783,840	1,383,658	967,692

Income tax credit (expense)	17	(324,629)	(11,052)	(265,731)	9,151

Net income for the period		2,147,482	1,772,788	1,117,927	976,843

Other comprehensive income
Items that can be subsequently reclassified to income
Foreign exchange variation of investees located abroad		84,568	(45,293)	69,772	(27,297)
Gains (losses) on net investment hedge		(69,184)	42,203	(56,623)	21,332
Changes in the fair value of financial assets at fair value through other comprehensive income		(621,242)	401,481	(449,762)	321,097

Other comprehensive income (loss) for the period, net of tax		(605,858)	398,391	(436,613)	315,132

Total comprehensive income for the period		1,541,624	2,171,179	681,314	1,291,975

Net income attributable to:
Owners of the parent company		2,147,268	1,770,373	1,117,252	975,353
Non-controlling interest		214	2,415	675	1,490

Total comprehensive income attributable to:
Owners of the parent company		1,541,410	2,168,764	680,639	1,290,485
Non-controlling interest		214	2,415	675	1,490

Earnings per share from total income attributable to the ordinary equity holders of the company
Basic earnings per share	26	3.9317	3.3269	2.0543	1.8465
Diluted earnings per share	26	3.8757	3.3148	2.0259	1.8349

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of changes in equity For the six months period ended June 30, 2024 and 2023 In thousands of Brazilian Reais

			Attributable to owners of the parent
		Issued Capital	Capital reserve		Other comprehensive income and Other	Retained Earnings		Total	Non-Controlling interest	Total Equity
	Notes		Additional paid-in capital	Other Reserves			Treasury Shares

Balances as of December 31, 2022		24	6,986,447	12,169,935	(133,909)	-	(1,986,762)	17,035,735	6,475	17,042,210
Comprehensive income for the period
Net income for the period		-	-	-	-	1,770,373	-	1,770,373	2,415	1,772,788
Other comprehensive income, net		-	-	-	398,391	-	-	398,391	-	398,391
Transactions with shareholders - contributions and distributions
Share based plan	25	-	3,442	148,434	-	-	-	151,876	751	152,627
Other changes in equity, net		-	-	-	(106)	-	-	(106)	295	189
Treasury shares	18c	-	-	(2,785,504)	-	-	1,869,645	(915,859)	-	(915,859)
Allocations of the net income for the period
Dividends distributed	18	-	-	-	-	-	-	-	(894)	(894)
Balances as of June 30, 2023		24	6,989,889	9,532,865	264,376	1,770,373	(117,117)	18,440,410	9,042	18,449,452

Balances as of December 31, 2023		26	6,417,115	12,772,879	376,449	-	(117,117)	19,449,352	1,492	19,450,844
Comprehensive income for the period
Net income for the period		-	-	-	-	2,147,268	-	2,147,268	214	2,147,482
Other comprehensive income, net		-	-	-	(605,858)	-	-	(605,858)	-	(605,858)
Transactions with shareholders - contributions and distributions
Share based plan	25	-	19,457	192,325	-	-	-	211,782	3,240	215,022
Other changes in equity, net		-	-	-	3,843	-	-	3,843	-	3,843
Treasury shares	18c	-	-	-	-	-	(1,248,548)	(1,248,548)	-	(1,248,548)
Allocations of the net income for the period
Dividends distributed		-	-	-	-	-	-	-	(598)	(598)
Balances as of June 30, 2024		26	6,436,572	12,965,204	(225,566)	2,147,268	(1,365,665)	19,957,839	4,348	19,962,187

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Unaudited interim condensed consolidated statements of cash flows For the six months period ended June 30, 2024 and 2023 In thousands of Brazilian Reais
		Six months ended June 30,
	Note	2024	2023
Operating activities
Income before income tax		2,472,111	1,783,840

Adjustments to reconcile income before income taxes
Depreciation of property, equipment and right-of-use assets	12	58,789	53,535
Amortization of intangible assets	12	75,033	45,144
Loss on write-off of right-of-use assets, property, equipment and intangible assets and lease, net	12	44,481	10,343
Share of profit or (loss) in joint ventures and associates	11	(48,092)	(34,381)
Income from share in the net income of associates measured at fair value	11	342	3,410
Expected credit losses on financial assets		139,701	84,871
Provision for contingencies, net	20	16,468	33,205
Net foreign exchange differences		868,376	(447,080)
Share based plan	25	215,022	152,627
Interest accrued		327,774	304,360
(Gain) / Loss on the disposal of investments		-	23,060

Changes in assets and liabilities
Securities (assets and liabilities)		(11,225,090)	(7,916,858)
Derivative financial instruments (assets and liabilities)		(1,761,299)	1,735,239
Securities trading and intermediation (assets and liabilities)		578,874	(262,875)
Securities purchased (sold) under resale (repurchase) agreements		(5,429,650)	(1,738,050)
Accounts receivable		3,859	(54,912)
Loan operations		2,100,747	(1,947,457)
Prepaid expenses		(13,995)	(29,406)
Other assets and other financial assets		(6,470,719)	(4,551,679)
Accounts payable		(325,011)	8,249
Financing instruments payable		12,508,527	8,237,295
Social and statutory obligations		(35,051)	(21,437)
Tax and social security obligations		(8,132)	24,431
Retirement plans liabilities		4,572,179	5,172,812
Other liabilities and other financial liabilities		4,466,540	4,826,252

Cash from (used in) operations		3,131,784	5,494,538

Income tax paid		(365,821)	(204,002)
Contingencies paid	20	(12,729)	(430)
Interest paid		(83,566)	(72,637)
Net cash flows from (used in) operating activities		2,669,668	5,217,469

Investing activities
Acquisition of property and equipment	12	(63,527)	(7,733)
Acquisition of intangible assets	12	(59,945)	(41,946)
Disposal of investments	11	-	29,589
Dividends received from associates	11	26,964	-
Acquisition of associates	30(ii)	(1,169,040)	-
Net cash flows from (used in) investing activities		(1,265,548)	(20,090)

Financing activities
Acquisition of treasury shares	18(c)	(1,248,548)	(915,859)
Payments of borrowings and lease liabilities	30	(120,337)	(1,868,932)
Payment of debt securities in issue	30	(1,170,612)	-
Issuance of debt securities	30	-	188,208
Transactions with non-controlling interests		-	295
Dividends paid to non-controlling interests		(598)	(894)
Net cash flows from (used in) financing activities		(2,540,095)	(2,597,182)

Net increase/(decrease) in cash and cash equivalents		(1,135,975)	2,600,197
Cash and cash equivalents at the beginning of the period		9,210,482	4,967,480
Effects of exchange rate changes on cash and cash equivalents		27,925	(18,870)
Cash and cash equivalents at the end of the period		8,102,432	7,548,807
Cash		5,604,375	2,916,432
Securities purchased under agreements to resell	3	1,455,101	3,611,766
Bank deposit certificates	4	52,958	243,611
Other deposits at Brazilian Central Bank	15	989,998	776,998
s

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

1.	Operations

XP Inc. (the “Company”) is a Cayman Island exempted company with limited liability, incorporated on August 29, 2019. The registered office of the Company is 20, Genesis Close, in George Town, Grand Cayman.

XP Inc. is currently the entity which is registered with the U.S. Securities and Exchange Commission (“SEC”). The common shares are trading on the Nasdaq Global Select Market (“NASDAQ-GS”) under the symbol “XP”.

XP Inc. is a holding company controlled by XP Control LLC, which holds 67.1% of voting rights and is controlled by a group of individuals.

XP Inc. and its subsidiaries (collectively, “Group” or “XP Group”) is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP Group are principally engaged in providing its customers, represented by individuals and legal entities in Brazil and abroad, various financial products, services, digital content and financial advisory services, mainly acting as broker-dealer, including securities brokerage, private pension plans, commercial and investment banking products such as loan operations, transactions in the foreign exchange markets and deposits, through our brands that reach clients directly and through network of Independent Financial Advisers (“IFAs”).

These unaudited interim condensed consolidated financial statements as of June 30, 2024, were approved by the Board of Director’s meeting on August 12, 2024.

1.1	Share buy-back programs

In May 2022, the Board of Directors approved a share buy-back program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 12, 2022, continuing until the earlier of the completion of the repurchase or May 12, 2023, depending upon market conditions.

On November 4, 2022, the Board of Directors approved an amendment to the share buy-back program. Under the amended program, XP Inc may repurchase up to the amount in dollars equivalent to R$2.0 billion of its outstanding Class A common shares (therefore, an increase of the maximum amount of R$1.0 billion compared to the original program). The program period has not been amended and the repurchase limit of R$ 2.0 billion was reached on March 31, 2023. At the end of the share buy-back program, the Company repurchased 25,037,192 shares (equivalent to R$ 2,059 million or US$ 394 million), which were acquired at an average price of US$ 15.76 per share, with prices ranging from US$ 10.69 to US$ 24.85.

On February 20, 2024, the Board of Directors approved a new share repurchase program, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company´s long-term incentive plan. The Company proposes to undertake a share repurchase program pursuant to which the Board can annually, in each calendar year, approve the repurchase by the Company of a number of Class A common shares equal to the number of RSUs that have vested or will vest during the current calendar year.

Under the approved repurchase program for 2024, XP may repurchase up to 2,500,000 Class A common shares within the period started on February 28, 2024, and ending on December 27, 2024. The repurchase limit was reached on May 23, 2024 and the program has terminated.

On May 23, 2024, the Board of Directors approved a new share repurchase program. Under the program, XP may repurchase up to the amount in dollars equivalent to R$1.0 billion of its outstanding Class A common shares over a period beginning on May 23, 2024, continuing until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions. The repurchase limit of R$ 1.0 billion was reached on June 4, 2024.

As of June 30, 2024, the Company repurchased, under its share buy-back programs, 12,650,574 shares (equivalent to R$ 1,2 billion or US$ 240 million), which were acquired at an average price of US$ 19.00 per share, with prices ranging from US$ 18.37 to US$ 26.11.

1.2	Cancellation of treasury shares

On April 5, 2023, the Company´s Board of Directors approved the cancellation of 31,267,095 Class A shares, totaling an amount of R$ 2,785,504 (5.6% of total issued shares, on this date) held by the Company in treasury. Total issued shares count, on April 5, 2023, went from 560,534,012 to 529,266,917 after cancellation.

On July 26, 2024, the Company´s Board of Directors approved the cancellation of 12,650,574 Class A shares, totaling an amount of R$ 1,248,548 (2.3% of total issued shares, on this date) held by the Company in treasury. Total issued shares count, on July 30, 2024, went from 549,630,977 to 536,980,403 after cancellation.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

1.3	Termination of shareholders agreement between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd. and Itaú Unibanco Holding S.A.

On July 10, 2023, XP Inc. announced the termination of its shareholders agreement executed between XP Control LLC, General Atlantic (XP) Bermuda, Iupar Group, ITB Holding Ltd., and Itaú Unibanco Holding S.A., originally expected to continue until October 2026. As a result of the termination, Iupar Group will no longer have the right to nominate members to XP Inc´s board of directors, which was reduced from 11 to 9 members.

1.4	Corporate reorganization

In order to improve corporate structure, Group´s capital and cash management, XP Inc is conducting entity reorganizations, as follows:

i)	Inversion of financial institutions in Brazil. At the end of the reorganization XP CCTVM will become a wholly owned subsidiary of Banco XP, which will become the group's main operational holding company. As of June 30, 2024, up to the date of these consolidated financial statements, the corporate reorganization is not fully concluded and is expected to be completed by the end of 2024.

ii)	Reorganization of international operations. The entities XP Holding International LLC, XP Advisory US and XP Holding UK Ltd, which are no longer wholly owned subsidiaries of XP Investimentos S.A., and are now directly owned by XP Inc. The transaction was completed on October 20, 2023.

No material impacts on Group’s financial position and results of operations are expected due to the previously described corporate reorganization.

2.	Basis of preparation and changes to the Group’s accounting policies

a)	Basis of preparation

The unaudited interim condensed consolidated balance sheet as of June 30, 2024, the unaudited interim condensed consolidated statements of income and comprehensive income for the six and three months period ended June 30, 2024 and 2023, and the unaudited interim condensed consolidated statements of changes in equity and cash flow for the six months period ended June 30, 2024 and 2023 (the “financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023. The list of notes that were not presented in this unaudited interim condensed is described below:

Note to financial statements of December 31, 2023	Description
3.	Summary of significant accounting policies
4.	Significant accounting judgements, estimates and assumptions
5.	Group structure
11.	Accounts receivable
12.	Recoverable taxes
21.	Social and Statutory obligations
22.	Tax and social security obligations
26. (a)	Key-person management compensation

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the new accounting policies adopted for the current interim reporting period, see Note 2 (b).

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), which is the Group’s presentation currency and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

b)	New standards, interpretations and amendments

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023.

IFRS 18 – Presentation and Disclosure of Financial Statements: The standard replaces “IAS 1 Presentations of Financial Statements”, and also changes other standards such as “IAS 7 – Statement of Cash Flows”, “IFRS 12 – Disclosures of Interests in Other Entities”, “IAS 33 – Earnings per Share”, “IAS 34 – Intermediate Statement”, “IAS 8 – Accounting Policies, Estimate Changes and Error Rectification”, and “IFRS 7 – Financial Instruments, Disclosure”, aiming to improve the communication of information in the financial statements, with a special focus on income statements and notes. The mandatory initial adoption of this standard is scheduled for January 1, 2027.

Amendments to IAS 1 – Classification of liabilities as current or non-current: The changes aim to promote consistency in the application of the requirements, helping companies to determine whether, in the statement of financial position, debts and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current, being effective for annual years beginning on or after January 1, 2024.

Amendments to IAS 1 – Non-current Liabilities with Covenants: The amendment clarifies how the conditions that an entity must comply with within twelve months after the reporting period affect the classification of liabilities, being effective for annual reporting periods beginning on or after 1 January 2024.

Amendments to IAS 12 – International Tax Reform – Pillar Two Model Rules: The amendment provides a temporary exception from requirements for initial application relating to deferred tax assets and liabilities related to Pillar Two income tax for the interim consolidated financial statements, but is mandatory for annual reporting periods from January 1, 2023. The Group has assessed the impacts of applying these changes and concluded that there are no impacts on these unaudited interim condensed consolidated financial statements.

c)	Basis of consolidation

There were no changes since December 31, 2023, in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements.

(i)	Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the statement of income and of comprehensive income, statement of changes in equity and balance sheet respectively.

(ii)	Associates

Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates include the goodwill identified upon acquisition, net of any cumulative impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in the Group’s income statement, and the Group’s share of movements in other comprehensive income of the investee in the Group’s other comprehensive income. Dividends received or receivable from associates are recognized as a reduction in the carrying amount of the investment.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity-accounted investees have been changed where necessary to ensure consistency with the policies adopted by the Group.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

If its interest in the associates decreases, but the Group retains significant influence or joint control, only the proportional amount of the previously recognized amounts in other comprehensive income is reclassified in income, when appropriate.

(iii)	Interests in associates measured at fair value

The Group has investments in associates measured at fair value in accordance with item 18 of IAS 28 – Investments in Associates and Joint Ventures. These investments are held through XP FIP Managers and XP FIP Endor, which are venture capital organizations. In determining whether the funds meet the definition of venture capital organizations, management considers the investment portfolio features and objectives. The portfolio classified in this category has the objective to generate growth in the value of its investments in the medium term and have an exit strategy. Additionally, the performance of these portfolios is evaluated and managed considering a fair value basis of each investment.

d)	Business combinations and other developments

a)	Business combinations

(i)	Banco Modal S.A. (“Banco Modal”)

On January 6, 2022, XP Inc entered into a binding agreement to acquire up to 100% of Banco Modal’s total shares, in a non-cash equity exchange transaction.

The transaction was approved by Administrative Council for Economic Defense (CADE) in July 2022 and by Brazilian Central Bank (BACEN) in June 2023. The closing occurred on July 1, 2023, the date on which the Group obtained control of 704,200,000 issued shares of Banco Modal S.A. Under the terms of this transaction, on the closing date, Banco Modal’s former shareholders received 18,717,771 of newly issued XP Inc’s BDRs at the price of R$ 112.05 per unit of BDRs, paid in consideration for the acquisition of 100% of Banco Modal’s shares. This quantity of BDRs reflects the initial consideration of 19.5 million BDRs adjusted for the interest on equity amount of R$ 82,052, distributed by Banco Modal between the signing date of the binding agreement and the closing date of the transaction.

On the settlement date with Banco Modal’s former shareholders, the transaction was recorded in accordance with Banco Modal’s net assets fair value as of July 1, 2023, with an allocation of the purchase price between (i) the amount of fair value of the identifiable assets acquired and liabilities assumed and (ii) the goodwill arising at this date, corresponding to the difference between the total consideration transferred and the fair value of identifiable assets acquired and liabilities assumed. The total consideration transferred corresponds to the fair value of the 18,717,771 XP Inc BDR’s at the closing date for an amount of R$ 2,097,326. As of June 30, 2024, the goodwill is R$ 1,336,092 and is attributable to the workforce and the high profitability of the acquired business.

b)	Other developments

(i)	Minority stake acquisitions

On December 29, 2023, the Group entered into agreements, through its subsidiary XP Controle 5 Participações Ltda., to acquire minority interests in Monte Bravo JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”), and Ável Participações Ltda. (“Ável”). The total fair value consideration recorded for those acquisitions was R$ 834,743, including preliminary goodwill in a total amount of R$ 537,671. As of June 30, 2024, from the total consideration of R$ 834,743: (i) 45,000 was paid during 2023, (ii) 670,464 was paid during 2024 (including monetary correction on this amount), (iii) there is a remaining amount of R$ 72,163 payable (of which R$ 36,081 will be paid in January 2025 and R$ 36,082 will be paid in January 2026) recorded through accounts payable and (iv) there is an amount equal to R$ 50,000 recorded through contingent consideration (Note 15(b)).

On July and August 2024, the Group concluded the acquisition, through its subsidiary XP Controle 5 Participações Ltda., of minority interests in other two IFAs. The total fair value consideration recorded was R$ 304,068.

(ii)	SPAC Transactions

On April 25, 2022, XPAC Acquisition Corp., a special purpose acquisition company sponsored by the Group (“XPAC”), entered into a business combination agreement with a Brazilian biotechnology company (“the Target”).

On May 2, 2023, the Target informed XPAC that it had decided to terminate the Business Combination Agreement, due to adverse market conditions, among other factors. Following the termination of the proposed business combination with the Target, the board of directors of XPAC determined that it is in the best interests of XPAC and its shareholders to accelerate the liquidation date of XPAC.

Following the announcement about the termination of the Business Combination Agreement and the intention of early liquidation, XPAC’s management was approached by professional investors interested in acquiring and taking control of XPAC. On July 10, 2023, XPAC Acquisition Corp. entered into a Purchase and Sponsor Handover Agreement. Pursuant to

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

the agreement, XPAC Sponsor LLC transferred control of XPAC Acquisition Corp., by selling 4,400,283 Class B ordinary shares and 4,261,485 private placement warrants to acquire 4,261,485 Class A ordinary shares of XPAC held by the Sponsor, for a total purchase price of $250. As a condition to the consummation of the Sponsor Handover, new members of XPAC’s board of directors and a new management team for XPAC were appointed by the existing Board, and the existing Board members and the existing management team have resigned. Furthermore, the name of XPAC Acquisition Corp. was changed to Zalatoris II Acquisition Corp.

The Purchase and Sponsor Handover Agreement was approved by the XPAC’s shareholders at an extraordinary general meeting of shareholders on July 27, 2023, the date on which the Group ceases to control XPAC.

(iii)	Termination of XTAGE’s client operations

On October 18, 2023, XP Inc announced the termination of XTAGE's operations, which took place on December 15, 2023. XTAGE's operations were not considered material to the Group. After termination, XP Inc's customers can continue to have exposure to digital assets through funds (including Exchange-traded Funds, ETFs) regulated by the Brazilian securities commission (CVM).

e)	Segment reporting

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), represented by statutory directors holders of ordinary shares of the immediate parent of the Company, reviews selected items of the statement of income and of comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and joint ventures.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the unaudited interim condensed consolidated statements of income and of comprehensive income and unaudited interim condensed consolidated balance sheet.

See Note 21(c) for a breakdown of total revenue and income and selected assets by geographic location.

f)	Estimates

The preparation of unaudited interim condensed consolidated financial statements of the Group requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the reporting date. Actual results may differ from these estimates.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set in the consolidated financial statements for the year ended December 31, 2023.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

3.	Securities purchased (sold) under resale (repurchase) agreements

a)	Securities purchased under resale agreements

	June 30, 2024	December 31, 2023
Collateral held	2,756,675	3,891,759
National Treasury Notes (NTNs) (i)	713,571	2,013,366
National Treasury Bills (LTNs) (i)	999,841	820,487
Financial Treasury Bills (LFTs) (i)	-	799,417
Debentures (ii)	843,306	89,234
Real Estate Receivable Certificates (CRIs) (ii)	6,207	80,565
Other (ii)	193,750	88,690

Collateral repledge	18,418,910	11,000,022
National Treasury Bills (LTNs) (i)	542,955	2,416,143
Financial Treasury Bills (LFTs) (i)	6,136,545	900,245
National Treasury Notes (NTNs) (i)	4,404,229	116,583
Debentures (ii)	4,030,249	4,258,213
Real Estate Receivable Certificates (CRIs) (ii)	2,046,050	2,436,462
Agribusiness Receivables Certificates (CRAs) (ii)	-	459,896
Interbank Deposits Certificate (CDIs) (ii)	1,078,005	304,572
Other (ii)	180,877	107,908

Collateral sold	600,947	-
National Treasury Bills (LTNs) (i)	600,947	-

Expected Credit Loss (iii)	(3,973)	(2,803)

Total	21,772,559	14,888,978

(i) Investments in purchase and sale commitments collateral-backed by sovereign debt securities refer to transactions involving the purchase of sovereign debt securities with a commitment to sale originated mainly in the subsidiaries XP CCTVM, Banco XP and in proprietary funds.

(ii) Refers to fixed-rate fixed-income assets, which are low-risk investments collateral-backed.

(iii) The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

As of June 30, 2024, securities purchased under resale agreements were carried out at average interest rates of 10.52% p.a. (11.85% p.a. as of December 31, 2023).

As of June 30, 2024, the amount of R$ 1,455,101 (December 31, 2023 - R$ 2,760,296), from the total amount of collateral held portfolio, is being presented as cash equivalents in the statements of cash flows.

b)	Securities sold under repurchase agreements

	June 30, 2024	December 31, 2023
National Treasury Bills (LTNs)	6,450,748	3,274,568
National Treasury Notes (NTNs)	19,242,179	8,456,861
Financial Treasury Bills (LFTs)	5,646,524	1,867,365
Debentures	13,153,315	8,776,735
Real Estate Receivable Certificates (CRIs)	7,516,405	9,201,853
Financial Credit Bills (LFs)	39,395	954,447
Agribusiness Receivables Certificates (CRAs)	1,841,245	808,682
Total	53,889,811	33,340,511

As of June 30, 2024, securities sold under repurchase agreements were agreed with average interest rates of 10.16% p.a. (December 31, 2023 – 10.91% p.a.), with assets pledged as collateral.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

4.	Securities

a)	Securities classified at fair value through profit and loss are presented in the following table:

				June 30, 2024				December 31, 2023
	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)	Gross carrying amount	Fair value	Group portfolio	Retirement plan assets (i)
Financial assets
At fair value through profit or loss
Brazilian onshore sovereign bonds	43,187,627	43,317,759	40,694,470	2,623,289	29,587,276	30,172,040	28,000,854	2,171,186
Investment funds	59,572,851	59,572,851	2,961,464	56,611,387	55,922,364	55,922,364	3,022,360	52,900,004
Stocks issued by public-held company	6,288,503	6,288,503	5,903,736	384,767	3,981,237	3,981,237	3,642,365	338,872
Debentures	12,690,271	12,587,010	12,083,572	503,438	4,642,827	4,575,326	4,133,285	442,041
Structured notes	42,767	55,413	55,413	-	90,876	113,816	113,816	-
Bank deposit certificates (ii)	393,272	402,412	262,915	139,497	756,066	765,741	663,985	101,756
Agribusiness receivable certificates	1,629,931	1,608,791	1,596,160	12,631	1,132,479	1,200,254	1,183,214	17,040
Real estate receivable certificates	1,693,991	1,655,132	1,653,263	1,869	1,843,651	1,924,269	1,921,927	2,342
Financial credit bills	441,892	488,577	64,796	423,781	435,425	469,943	153,994	315,949
Real estate credit bill	40,935	40,925	40,925	-	29,126	29,157	29,157	-
Agribusiness credit bills	29,479	29,541	29,541	-	101,796	103,541	103,541	-
Commercial notes	895,765	896,127	889,737	6,390	803,256	892,569	886,149	6,420
Foreign private bonds	6,299,648	6,319,996	6,319,996	-	2,326,809	2,407,962	2,407,962	-
Others (iii)	1,155,585	1,218,236	1,114,467	103,769	728,344	723,993	667,902	56,091
Total	134,362,517	134,481,273	73,670,455	60,810,818	102,381,532	103,282,212	46,930,511	56,351,701

(i)	Those financial products represent investment contracts that have the legal form of retirement plans, which do not transfer substantial insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and an asset of the participant in the linked Specially Constituted Investment Fund (“FIE”). Besides assets which are presented segregated above, as retirement plan assets, the Group has proprietary assets to guarantee the solvency of our insurance and pension plan operations, under the terms of CNSP Resolution No. 432/2021, presented as Group portfolio, within investment funds line. As of June 30, 2024, those assets represent R$ 156,420 (December 31, 2023 - R$ 202,678).

(ii)	Bank deposit certificates include R$ 52,958 (December 31, 2023 – R$ 67,985) presented as cash equivalents in the statements of cash flows.

(iii)	Mainly related to bonds issued and traded overseas and other securities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

b)	Securities at fair value through other comprehensive income are presented in the following table:

	June 30, 2024		December 31, 2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial assets
At fair value through other comprehensive income
Brazilian onshore sovereign bonds	35,426,494	34,635,509	41,023,844	41,343,987
Foreign sovereign bonds	3,748,998	3,750,371	2,669,993	2,718,963
Total	39,175,492	38,385,880	43,693,837	44,062,950

c)	Securities evaluated at amortized cost are presented in the following table:

	June 30, 2024		December 31, 2023
	Gross carrying amount	Book value	Gross carrying amount	Book value
Financial assets
At amortized cost (i)
Brazilian onshore sovereign bonds	838,865	838,672	3,773,404	3,772,534
Rural product note	458,240	457,193	616,083	615,576
Commercial notes	2,328,015	2,317,035	2,472,006	2,467,311
Total	3,625,120	3,612,900	6,861,493	6,855,421

(i) Includes expected credit losses in the amount of R$ 12,220 (December 31, 2023 – R$ 6,072). The reconciliation of gross carrying amount and the expected credit loss segregated by stages are presented in the Note 10.

d)	Securities on the financial liabilities classified at fair value through profit or loss are presented in the following table:

	June 30, 2024		December 31, 2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair value
Financial liabilities
At fair value through profit or loss
Securities	14,240,987	14,240,987	19,949,021	19,949,021

e)	Debentures designated at fair value through profit or loss are presented in the following table:

On May 6, 2021, XP Investimentos, issued non-convertible debentures, in the aggregate amount of R$ 500,018, and designated this instrument as fair value through profit or loss in order to align it with the Group’s risk management and investment strategy. The principal amount is due on April 10, 2036. The accrued interest is payable every month from the issuance date and is calculated based on the IPCA (Brazilian inflation index) plus 5% p.a.

	June 30, 2024		December 31, 2023
	Gross carrying amount	Fair value	Gross carrying amount	Fair Value
Financial liabilities
At fair value through profit or loss
Debentures	610,575	442,494	594,332	474,053

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

Unrealized gains/(losses) due to own credit risk for liabilities for which the fair value option has been elected are recorded in other comprehensive income. Gain/(losses) due to own credit risk were not material for the six months period ended June 30, 2024 and 2023.

Determination of own credit risk for items for which the fair value option was elected

The debenture’s own credit risk is calculated as the difference between its yield and its benchmark rate for similar Brazilian federal securities.

e.1) Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding

The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of June 30, 2024, for instruments for which the fair value option has been elected.

			June 30, 2024
	Contractual principal outstanding	Fair value	Fair value/(under) contractual principal outstanding
Long-term debt
Debentures	610,575	442,494	(168,081)

f)	Securities classified by maturity:

		Assets		Liabilities
	June 30, 2024	December 31 2023	June 30, 2024	December 31, 2023

Financial assets
At fair value through PL and OCI
Current	88,886,755	74,520,326	14,240,987	19,949,021
Non-stated maturity	65,966,238	47,996,237	14,240,987	19,949,021
Up to 3 months	11,179,728	18,207,233	-	-
From 4 to 12 months	11,740,789	8,316,856	-	-

Non-current	83,980,398	72,824,836	442,494	474,053
After one year	83,980,398	72,824,836	442,494	474,053

Evaluated at amortized cost
Current	1,314,461	4,560,263	-	-
Up to 3 months	883,558	2,015,126	-	-
From 4 to 12 months	430,903	2,545,137	-	-

Non-current	2,298,439	2,295,158	-	-
After one year	2,298,439	2,295,158	-	-

Total	176,480,053	154,200,583	14,683,481	20,423,074

The reconciliation of expected loss to financial assets at amortized cost segregated by stages is demonstrated in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

5.	Derivative financial instruments

The Group trades derivative financial instruments with various counterparties to manage its overall exposures (interest rate, foreign currency and fair value of financial instruments) and to assist its customers in managing their own exposures.

Below is the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and by maturity:

	June 30, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	2,034,637,662	12,779,612	36	2,230,465	4,608,531	5,940,616
Swap contracts	772,378,531	9,396,676	26	1,631,208	1,000,441	6,765,027
Forward contracts	209,431,754	8,333,818	23	6,910,886	1,143,077	279,855
Future contracts	106,244,741	5,043,495	15	4,280,456	391,161	371,878
Total	3,122,692,688	35,553,601	100	15,053,015	7,143,210	13,357,376

Liabilities
Options	1,582,961,553	16,776,212	48	2,028,785	2,587,254	12,160,173
Swap contracts	683,251,868	6,444,594	18	445,486	1,973,548	4,025,560
Forward contracts	278,429,674	6,829,186	20	5,944,336	632,133	252,717
Future contracts	701,963,350	4,863,444	14	1,844,370	1,206,618	1,812,456
Total	3,246,606,445	34,913,436	100	10,262,977	6,399,553	18,250,906

	December 31, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Options	3,053,641,595	15,982,949	85	6,240,115	6,455,786	3,287,048
Swap contracts	392,133,687	3,883,112	11	381,744	531,023	2,970,345
Forward contracts	125,343,466	2,889,964	3	2,508,142	250,756	131,066
Future contracts	8,005,705	977,441	1	833,172	104,758	39,511
Total	3,579,124,453	23,733,466	100	9,963,173	7,342,323	6,427,970

Liabilities
Options	2,308,283,883	17,970,099	74	5,996,813	5,601,569	6,371,717
Swap contracts	403,391,373	3,448,067	13	56,590	842,922	2,548,555
Forward contracts	82,074,317	2,705,166	3	2,216,996	250,030	238,140
Future contracts	311,303,078	662,084	10	29,918	79,459	552,707
Total	3,105,052,651	24,785,416	100	8,300,317	6,773,980	9,711,119

6.	Hedge accounting

The Group has three types of hedge relationships: hedge of net investment in foreign operations; fair value hedge and cash flow hedge. For hedge accounting purposes, the risk factors measured by the Group are:

•	Interest Rate: Risk of volatility in transactions subject to interest rate variations;

•	Currency: Risk of volatility in transactions subject to foreign exchange variations;

•	Stock Grant Charges: Risk of volatility in XP Inc stock prices, listed on NASDAQ.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding processes, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

a)	Hedge of net investment in foreign operations

The objective of the Group was to hedge the risk generated by the US$ variation from investments in our subsidiaries in the United States, XP Holding International LLC. and XP Advisors Inc. The Group has entered into forward contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts.

The Group undertakes risk management through the economic relationship between hedge instruments and hedged items, in which it is expected that these instruments will move in opposite directions, in the same proportions, with the aim of neutralizing the risk factors.

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
June 30, 2024
Foreign exchange risk
Hedge of net investment in foreign operations	547,326	-	72,026	562,921	(69,184)
Total	547,326	-	72,026	562,921	(69,184)

December 31, 2023
Foreign exchange risk
Hedge of net investment in foreign operations	450,853	-	(34,603)	446,442	41,235
Total	450,853	-	(34,603)	446,442	41,235

b)	Fair value hedge

The Group’s fair value strategy consists of hedging the exposure to variation in fair value on the receipt, payment of interests and exchange variation on assets and liabilities.

The group applies fair value hedges as follows:

•	Hedging the exposure of fixed-income securities carried out through structured notes. The market risk hedge strategy involves avoiding temporary fluctuations in earnings arising from changes in the interest rate market in Reais. Once this risk is offset, the Group seeks to index the portfolio to the CDI, through the use of derivatives (DI1 Futuro). The hedge is contracted in order to neutralize the total exposure to the market risk of the fixed-income funding portfolio, excluding the portion of the fixed-income compensation represented by the credit spread of Banco XP S.A., seeking to obtain the closest match deadlines and volumes as possible.

•	Hedging to protect the change in the fair value of the exchange and interest rate risk of the component of future cash flows arising from the XP Inc bond issued (financial liability) recognized in the balance sheet of XP Inc in July 2021 by contracting derivatives.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
June 30, 2024
Interest rate and foreign exchange risk
Structured notes	-	17,994,109	1,135,324	17,888,168	(1,147,265)
Issued bonds	-	3,961,347	(454,296)	3,887,174	525,289
Total	-	21,955,456	681,028	21,775,342	(621,976)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
December 31, 2023
Interest rate and foreign exchange risk
Structured notes	-	16,593,439	(816,142)	16,702,984	849,160
Issued bonds	-	3,542,258	131,181	3,379,798	(189,189)
Total	-	20,135,697	(684,961)	20,082,782	659,971

c)	Cash flow hedge

In March 2022, XP Inc recorded a hedge structure, in order to neutralize the impacts of XP share price variation on highly probable labor tax payments related to share-based compensation plans using SWAP-TRS contracts. The transaction has been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9. Labor tax payments are due upon delivery of shares to employees under share-based compensation plans and are directly related to share price at that time.

The effects of hedge accounting on the financial position and performance of the Group are presented below:

	Hedged item			Hedge instrument
	Book Value		Variation in value recognized in Other comprehensive income	Notional value	Variation in the amounts used to calculate hedge ineffectiveness

Strategies	Assets	Liabilities
June 30, 2024
Market price risk
Long term incentive plan taxes	-	311,530	16,838	304,658	(16,849)
Total	-	311,530	16,838	304,658	(16,849)

December 31, 2023
Market price risk
Long term incentive plan taxes	-	414,315	(59,517)	438,765	70,906
Total	-	414,315	(59,517)	438,765	70,906

The table below presents, for each strategy, the nominal value and the adjustments to the fair value of the hedging instruments and the book value of the hedged object:

					June 30, 2024
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	21,542,398	-	21,719,007	(655,489)	60,592
Foreign exchange risk
Futures	795,865	547,326	236,449	(35,671)	1,302
Market price risk
Swaps	304,658	-	311,530	(16,849)	(11)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

					December 31, 2023
	Notional amount	Book value		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
Hedge Instruments		Assets	Liabilities
Interest rate risk
Futures	19,859,217	-	19,896,226	675,035	(19,807)
Foreign exchange risk
Futures	670,007	450,853	239,472	26,171	1,449
Market price risk
Swaps	438,765	-	414,315	70,906	11,389

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	June 30, 2024			December 31, 2023
Strategies	Hedge instruments		Hedge item	Hedge instruments		Hedge item
	Notional amount	Fair value adjustments	Book value	Notional amount	Fair value adjustments	Book value
Hedge of fair value	21,775,342	(621,976)	681,028	20,082,782	659,971	(684,961)
Hedge of net investment in foreign operations	562,921	(69,184)	72,026	446,442	41,235	(34,603)
Hedge of cash flow	304,658	(16,849)	16,838	438,765	70,906	(59,517)
Total	22,642,921	(708,009)	769,892	20,967,989	772,112	(779,081)

The table below shows the breakdown notional value by maturity of the hedging strategies:

	June 30, 2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	1,340,369	3,400,904	9,874,671	2,947,948	1,666,676	2,544,774	21,775,342
Hedge of net investment in foreign operations	562,921	-	-	-	-	-	562,921
Hedge of cash flow	304,658	-	-	-	-	-	304,658
Total	2,207,948	3,400,904	9,874,671	2,947,948	1,666,676	2,544,774	22,642,921

	December 31, 2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Total
Hedge of fair value	696,906	1,653,677	6,001,602	6,920,470	2,888,836	1,921,291	20,082,782
Hedge of net investment in foreign operations	400,918	45,524	-	-	-	-	446,442
Hedge of cash flow	438,765	-	-	-	-	-	438,765
Total	1,536,589	1,699,201	6,001,602	6,920,470	2,888,836	1,921,291	20,967,989

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

7.	Loan operations

Following is the breakdown of the carrying amount of loan operations by class, sector of debtor, maturity and concentration:

Loans by type	June 30, 2024	December 31, 2023
Pledged asset loan	22,734,426	24,845,243
Retail	12,483,451	12,366,330
Companies	5,246,519	7,054,507
Credit card	5,004,456	5,424,406
Non-pledged loan	3,983,572	4,036,646
Retail	271,546	764,712
Companies	1,301,231	959,898
Credit card	2,410,795	2,312,036
Total loans operations	26,717,998	28,881,889
Expected Credit Loss (Note 10)	(397,325)	(329,954)
Total loans operations, net of Expected Loss	26,320,673	28,551,935

By maturity	June 30, 2024	December 31, 2023
Overdue by 1 day or more	543,935	329,707
Due in 3 months or less	5,687,619	6,739,145
Due after 3 months through 12 months	4,235,476	5,056,321
Due after 12 months	16,250,968	16,756,716
Total loans operations	26,717,998	28,881,889

By concentration	June 30, 2024	December 31, 2023
Largest debtor	906,896	855,607
10 largest debtors	3,210,914	2,921,734
20 largest debtors	4,275,699	4,058,250
50 largest debtors	5,798,697	5,579,073
100 largest debtors	6,840,176	6,949,906

XP Inc offers loan products through Banco XP to its customers. The majority of the loan products offered are collateralized by customers’ investments on XP platform and credit products strictly related to investments in structured notes, in which the borrower is able to operate leveraged, retaining the structured note itself as guarantee for the loan.

The reconciliation of gross carrying amount and the expected credit losses in loan operations, segregated by stages, according with IFRS 9, is demonstrated in Note 10.

8.	Prepaid expenses

	June 30, 2024	December 31, 2023
Commissions and premiums paid in advance (a)	4,030,843	4,081,456
Marketing expenses	15,776	10,687
Other expenses paid in advance	385,639	326,120
Total	4,432,258	4,418,263

Current	951,577	826,107
Non-current	3,480,681	3,592,156

Mostly comprised by long term investment programs implemented by XP CCTVM through its network of IFAs. These commissions and premiums paid are recognized at the signing date of each contract and are amortized in the Group’s income statement, linearly, according to the investment term period.

(a)	Include balances with related parties, in connection with the transactions disclosed on Note 2(d)(b)(i).

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

9.	Securities trading and intermediation (receivable and payable)

Represented by operations at B3 on behalf of and on account of third parties, with liquidation operating cycle between D+1 and D+3.

	June 30, 2024	December 31, 2023
Cash and settlement records	1,192,059	1,277,579
Debtors pending settlement	3,355,343	1,768,735
Other	11,547	697
(-) Expected losses on Securities trading and intermediation (a)	(118,909)	(114,692)
Total Assets	4,440,040	2,932,319

Cash and settlement records	833,442	166,625
Creditors pending settlement	4,411,014	1,957,045
Customer's cash on investment account	13,789,895	14,819,869
Total Liabilities	19,034,351	16,943,539

(a) The reconciliation of gross carrying amount and the expected loss segregated by stages according to IFRS 9 were demonstrated in Note 10.

10.	Expected Credit Losses on Financial Assets and Reconciliation of carrying amount

It is presented below the reconciliation of gross carrying amount of financial assets through other comprehensive income and financial assets measured at amortized cost – that have their ECLs (Expected Credit Losses) measured using the three-stage model, the low credit risk simplification and the simplified approach and the ECLs as of June 30, 2024:

			June 30, 2024
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i) (vi)	39,175,492	(12,249)	39,175,492
Financial assets amortized cost
Low credit risk simplification
Securities (i)	3,625,120	(12,220)	3,612,900
Securities purchased under agreements to resell (i)	21,776,532	(3,973)	21,772,559
Three stage model
Loans and credit card operations (ii) (iii) (iv) (vii)	26,717,998	(379,497)	26,338,501
Simplified approach
Securities trading and intermediation	4,558,949	(118,909)	4,440,040
Accounts receivable	741,238	(66,710)	674,528
Other financial assets	7,494,847	(50,002)	7,444,845

Total losses for on-balance exposures	104,090,176	(643,560)	103,458,865

Off-balance exposures (v)	6,010,252	(17,828)	5,992,424

Total exposures	110,100,428	(661,388)	109,451,289

(i)	Financial assets considered in Stage 1.

(ii)	As of June 30, 2024 are presented in Stage 1: Gross amount of R$ 24,376,140 and ECL of R$ 60,527; Stage 2: Gross amount of R$ 2,010,834 and ECL of R$ 69,531; Stage 3: Gross amount of R$ 331,024 and ECL of R$ 249,439, respectively.

(iii)	Gross amount: As of June 30, 2024 there were transfers between Stage 1 to Stage 2 of R$ 1,024,959; Stage 1 to Stage 3 of R$ 109,028; Stage 2 to Stage 1 of R$ 542,926; Stage 2 to Stage 3 of R$ 100,313; Stage 3 to Stage 1 of R$ 2 and Stage 3 to Stage 2 of R$ 850.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

(iv)	Expected credit loss: As of June 30, 2024 there were transfers between Stage 1 to Stage 2 of R$ 30,389; Stage 1 to Stage 3 of R$ 52,325; Stage 2 to Stage 1 of R$ 1,834; Stage 2 to Stage 3 of R$ 90,416 and Stage 3 to Stage 2 of R$ 266.

(v)	Include credit cards limits and letters of guarantee.

(vi)	The loss allowance for ECL of R$ 12,249 on securities at fair value through other comprehensive income does not reduce the carrying amount, but an amount equal to the allowance is recognized in OCI as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the statement of income.

(vii) In the six months period ended June 30, 2024, there was R$ 63,145 of credit write-off.

			December 31, 2023
	Gross carrying amount	Expected Credit Losses	Carrying amount, net

Financial assets at fair value through other comprehensive income
Low credit risk simplification
Securities (i)	43,693,839	(12,199)	43,693,839
Financial assets amortized cost
Low credit risk simplification
Securities (i)	6,861,493	(6,072)	6,855,421
Securities purchased under agreements to resell (i)	14,891,781	(2,803)	14,888,978
Three stage model
Loans and credit card operations (ii) (iii)(iv)	28,881,889	(311,823)	28,570,066
Simplified approach
Securities trading and intermediation	3,047,011	(114,692)	2,932,319
Accounts receivable	745,097	(63,907)	681,190
Other financial assets	4,263,948	(55,205)	4,208,743

Total losses for on-balance exposures	102,385,058	(566,700)	101,830,556

Off-balance exposures (credit card limits)	8,912,707	(18,131)	8,894,576

Total exposures	111,297,765	(584,832)	110,725,132

(i)	Financial assets considered in Stage 1.

(ii)	As of December 31, 2023 are presented in Stage 1: Gross amount of R$ 26,447,368 and ECL of R$ 54,845, Stage 2: Gross amount of R$ 2,202,931 and ECL of R$ 74,696, Stage 3: Gross amount of R$ 231,589 and ECL of R$ 182,282, respectively.

(iii)	Gross amount: As of December 31, 2023 there were transfers between Stage 1 to Stage 2 of R$ 1,800,466, Stage 1 to Stage 3 of R$ 193,066, Stage 2 to Stage 1 of R$ 518,241, Stage 2 to Stage 3 of R$ 33,238, Stage 3 to Stage 1 of R$ 27 and Stage 3 to Stage 2 of R$ 117.

(iv)	Expected credit loss: As of December 31, 2023 there were transfers between Stage 1 to Stage 2 of R$ 63,095, Stage 1 to Stage 3 of R$ 148,305, Stage 2 to Stage 1 of R$ 1,173, Stage 2 to Stage 3 of R$ 28,663, Stage 3 to Stage 1 of R$ 1 and Stage 3 to Stage 2 of R$ 17.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

11.	Investments in associates and joint ventures

Set out below are the associates and joint ventures of the Group as of June 30, 2024 and 2023.

Entity	December 31, 2023	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	June 30, 2024
Equity-accounted method
Associates (i.a)	1,657,956	(30,547)	48,092	-	1,675,501
Measured at fair value
Associates (ii)	1,450,704	3,583	(342)	-	1,453,945
Total	3,108,660	(26,964)	47,750	-	3,129,446

Entity	December 31, 2022	Changes in Equity	Equity in earnings / Fair value	Other comprehensive income	June 30, 2023
Equity-accounted method
Associates (i.a)	748,306	(11,033)	34,381	263	771,917
Measured at fair value
Associates (ii)	1,523,425	(41,616)	(3,410)	-	1,478,399
Total	2,271,731	(52,649)	30,971	263	2,250,316

(i) As of June 30, 2024 and December 31, 2023, includes the interests in the total and voting capital of the following companies:

(a) Associates - Wealth High Governance Holding de Participações S.A. (49.9% of the total and voting capital on June 30, 2024 and December 31, 2023); Primo Rico Mídia, Educacional e Participações Ltda. (21.83% of the total and voting capital on June 30, 2024 and December 31 2023); NK112 Empreendimentos e Participações S.A. (49.9% of the total and voting capital on June 30, 2024 and December 31, 2023); Ável Participações Ltda. (“Ável”) (35% of the total and voting capital on June 30, 2024 and December 31, 2023); Monte Bravo Holding JV S.A. (45% of the total and voting capital on June 30, 2024 and December 31, 2023); and Blue3 S.A. (42% of the total and voting capital on June 30, 2024 and December 31, 2023).

(ii) As mentioned in Note 2 (c)(iii), the Group values the investments held through some proprietary investment funds at fair value. The fair value of investments is presented in the statement of income as Net income/(loss) from financial instruments at fair value through profit or loss. Contingent consideration amounts related to the investments at fair value held through proprietary investment funds are presented in Note 15.

12.	Property, equipment, goodwill, intangible assets and lease

a)	Changes in the period

	Property and equipment	Intangible assets

As of January 1, 2023	310,894	844,182
Additions	7,733	41,946
Write-offs	(364)	(1,566)
Foreign exchange	(701)	(2,570)
Depreciation / amortization in the period	(16,389)	(45,144)
As of June 30, 2023	301,173	836,848
Cost	407,984	1,467,104
Accumulated depreciation / amortization	(106,811)	(630,256)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated
As of January 1, 2024	373,362	2,502,045
Additions	63,527	59,945
Business combination (i)	-	103,544
Write-offs	(80)	(20,534)
Foreign exchange	342	116
Depreciation / amortization in the period	(21,194)	(75,033)
As of June 30, 2024	415,957	2,570,083
Cost	623,628	2,843,543
Accumulated depreciation / amortization	(207,671)	(273,460)

(i) Related to fair value adjustments of identifiable assets and goodwill arising from the business combination with Banco Modal (Note 2(d)(a)(i)).

b)	Impairment test for goodwill

Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single cash generating unit (“CGU”) and, therefore, a goodwill impairment test is performed at the single operating level. Therefore, the carrying amount considered for the impairment test represents the Company’s equity.

The Group performs its annual impairment test in December and when circumstances indicates that the carrying value may be impaired. The Group’s impairment tests are based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the cash generating unit were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. As of June 30, 2024, there were no indicators of a potential impairment of goodwill.

c)	Leases

Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period.

	Right-of-use assets	Lease liabilities
As of January 1, 2023	258,491	285,638
Additions (i)	2,859	2,859
Depreciation expense	(37,146)	-
Write-off	(8,413)	-
Interest expense	-	11,570
Revaluation	535	-
Effects of exchange rate	(7,335)	(8,299)
Payment of lease liabilities	-	(56,797)
As of June 30, 2023	208,991	234,971
Current	-	39,954
Non-current	208,991	195,017

	Right-of-use assets	Lease liabilities
As of January 1, 2024	281,804	304,762
Additions (i)	159,983	159,949
Depreciation expense	(37,595)	-
Write-off	(23,867)	(16,116)
Interest expense	-	9,744
Revaluation	652	-
Effects of exchange rate	9,305	11,069
Payment of lease liabilities	-	(68,421)
As of June 30, 2024	390,282	400,987
Current	-	253,793
Non-current	390,282	147,194

(i) Additions to right-to-use assets in the period include prepayments to lessors and accrued liabilities.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

The Group did not recognize rent expense from short-term leases and low-value assets for the six and for the three months period ended June 30, 2024 and 2023. The total rent expense for the six months period ended June 30, 2024 of R$ 16,003 (R$ 8,563 – June 30, 2023) and for the three months period ended June 30, 2024 of R$ 6,998 (R$ 3,365 – June 30, 2023) includes other expenses related to leased offices such as condominiums.

13.	Financing Instruments Payable

	June 30, 2024	December 31, 2023
Market funding operations (a)	67,446,377	54,831,509
Deposits	35,770,695	27,493,655
Demand deposits	1,301,763	1,812,469
Time deposits	33,927,295	25,230,996
Interbank deposits	541,637	450,190
Financial bills	11,909,897	9,019,789
Structured notes	19,517,101	18,015,165
Others	248,684	302,900
Debt securities (b)	4,950,546	5,534,081
Debentures	1,176,004	2,212,441
Bond	3,774,542	3,321,640
Total	72,396,923	60,365,590

Current	29,393,650	22,946,160
Non-current	43,003,273	37,419,430

(a)	Market funding operations maturity

June 30, 2024
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,301,763	-	-	-	-	-	1,301,763
Time deposits	1,829,519	2,969,612	4,406,434	4,248,297	8,947,709	11,525,724	33,927,295
Interbank deposits	-	-	-	85,219	207,433	248,985	541,637
Financial bills	114,890	57,213	93,270	1,135,420	933,254	9,575,850	11,909,897
Structured notes	27,848	33,668	73,677	593,772	845,827	17,942,309	19,517,101
Others	89,955	-	-	86,704	2	72,023	248,684
Total	3,363,975	3,060,493	4,573,381	6,149,412	10,934,225	39,364,891	67,446,377

December 31, 2023
Class	Within 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	After 360 days	Total
Demand deposits	1,812,469	-	-	-	-	-	1,812,469
Time deposits	1,944,623	2,823,731	5,370,064	2,522,206	2,878,827	9,691,545	25,230,996
Interbank deposits	-	-	-	1,006	276,113	173,071	450,190
Financial bills	30,954	43,635	94,499	680,490	2,103,902	6,066,309	9,019,789
Structured notes	23,345	32,730	1,756	69,879	712,046	17,175,409	18,015,165
Others	1,119	17,116	-	46,688	235,513	2,464	302,900
Total	3,812,510	2,917,212	5,466,319	3,320,269	6,206,401	33,108,798	54,831,509

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

(b)	Debt securities maturity

The total balance is comprised of the following issuances:

		June 30, 2024			December 31, 2023
	Rate type	Up to 1 year	1-5 years	Total	Up to 1 year	1-5 years	Total
Bonds (i)	Fixed rate	136,160	3,638,382	3,774,542	118,402	3,203,238	3,321,640
Debentures (ii)	Floating rate	1,176,004	-	1,176,004	1,105,047	1,107,394	2,212,441
Total		1,312,164	3,638,382	4,950,546	1,223,449	4,310,632	5,534,081
Current				1,312,164			1,223,449
Non-current				3,638,382			4,310,632

(i)	XP Inc Bonds

On July 1, 2021, XP Inc. concluded the issuance of a gross of US$750 million senior unsecured notes with net proceeds of US$739 million (R$ 3,697 million) with maturity on July 1, 2026, and bear interest at the rate of 3.250% per year, guaranteed by XP Investimentos S.A. The principal amount will be paid on the maturity date and the interest is amortized every six months.

(ii)	XP Investimentos debentures

On July 19, 2022, XP Investimentos issued non-convertible debentures in the amount of R$1,800,000 (R$900,000 of series 1 and R$900,000 of series 2). The debentures series, added together, has a maximum authorized issuance up to R$1,800,000. The principal amount, including the interest, will be paid on the maturity date as follow: (i) June 23, 2024 (series 1) and (ii) June 23, 2025 (series 2). The interest rates for series 1 and series 2 debentures are CDI+1.75% and CDI+1.90%, respectively. According to the maturity date of the Series 1 debentures, the principal amount was paid on June 23, 2024.

14.	Borrowings

	Annual interest rate %	Maturity	June 30, 2024	December 31, 2023

Banco Nacional do México (*)	Term SOFR + 0.40%	August 2024	2,527,805	2,198,619
Banco Daycoval	15.66%	September 2024	254	803
Total			2,528,059	2,199,422

Current			2,528,059	2,199,422
Non-current			-	-

(*) Security Overnight Financing Rate (SOFR).

15.	Other financial assets and financial liabilities

a)	Other financial assets

	June 30, 2024	December 31, 2023
Foreign exchange portfolio	3,554,780	1,022,083
Receivables from IFAs	162,311	165,640
Compulsory and other deposits at Brazilian Central Bank (i)	3,667,122	2,956,896
Other financial assets	110,634	119,329
(-) Expected losses on other financial assets (ii)	(50,002)	(55,205)
Total	7,444,845	4,208,743
Current	4,591,712	3,471,827
Non-current	2,853,133	736,916

(i) As of June 30, 2024, the amount of R$ 989,998 (December 31, 2023 - R$ 2,438,896) is being presented as cash equivalents in the statements of cash flows.

(ii) The reconciliation of gross carrying amount and the expected loss according to IFRS 9 are presented in Note 10.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

b)	Other financial liabilities

	June 30, 2024	December 31, 2023
Foreign exchange portfolio	3,870,519	1,361,882
Structured financing (i)	3,439,675	1,841,790
Credit cards operations	7,104,793	7,234,116
Contingent consideration (ii)	93,344	571,723
Lease liabilities	400,987	304,762
Others	306,582	917,103
Total	15,215,900	12,231,376

Current	15,026,742	11,974,989
Non-current	189,158	256,387

(i) Financing with prime brokers through the Group's proprietary fund Multistrategy using some of its own financial assets as collateral.

(ii) Contractual contingent considerations obligations are mostly associated with the acquisition of participation in associates. The maturity of total contingent consideration payment is up to 5 years and the contractual maximum amount payable is R$ 325,000 (the minimum amount is zero).

16.	Retirement plans and insurance liabilities

As of June 30, 2024, active plans are principally accumulation of financial resources through products PGBL and VGBL structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of private pension plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the participant’s balance in the linked Specially Constituted Investment Fund (“FIE”) on the reporting date (Note 4 (a)(i)).

Changes in the period:

	Six months period ended June 30,
	2024	2023
As of January 1,	56,409,075	45,733,815
Contributions received	2,219,965	1,093,813
Transfer with third party plans	2,027,053	3,627,802
Withdraws	(1,737,488)	(2,045,224)
Claims paid	(344)	-
Other provisions (Constitution/Reversion)	41,911	102,212
Monetary correction and interest income	2,021,082	2,394,209
As of June 30,	60,981,254	50,906,627

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated
17.	Income tax

a)	Deferred income tax

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are comprised of the main following components:

	Balance sheet		Net change in the six months period ended June 30,
	June 30, 2024	December 31, 2023	2024	2023

Tax losses carryforwards	749,109	742,245	6,864	66,410
Goodwill on business combinations (i)	41,091	35,823	5,268	537
Provisions for IFAs’ commissions	90,639	90,075	564	18,569
Revaluations of financial assets at fair value	117,292	(166,281)	283,573	(193,885)
Expected credit losses (ii)	300,917	335,711	(34,794)	31,659
Profit sharing plan	256,623	278,983	(22,360)	(20,513)
Net gain/(loss) on hedge instruments	(23,330)	(22,704)	(626)	(95,256)
Share based compensation	712,159	627,730	84,429	112,216
Other provisions	151,636	96,189	55,447	(22,157)
Total	2,396,136	2,017,771	378,365	(102,421)
Deferred tax assets	2,596,997	2,104,128
Deferred tax liabilities	(200,861)	(86,357)

(i)	For Brazilian tax purposes, goodwill is amortized at least in 5 years on a straight-line basis when the entity acquired is sold or merged into the acquirer company.

(ii)	Include expected credit loss on accounts receivable, loan operations and other financial assets.

The changes in the net deferred tax were recognized as follows:

	Six months period ended June 30,
	2024	2023
As of January, 1	2,017,771	1,480,442
Foreign exchange variations	1,500	(39,774)
Charges to statement of income	(32,344)	248,414
Tax relating to components of other comprehensive income	409,209	(290,664)
As of June 30,	2,396,136	1,398,418

Unrecognized deferred taxes

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit against future taxable profits is probable. The Group did not recognize deferred tax assets of R$ 117,850 (December 31, 2023 - R$ 55,410) mainly in respect of losses from subsidiaries overseas and that can be carried forward and used against future taxable income.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated
b)	Income tax expense reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian statutory rates at 34% for the six and three months period ended June 30:

	Six months period		Three months period
	ended June 30,		ended June 30,
	2024	2023	2024	2023
Income before taxes	2,472,111	1,783,840	1,383,658	967,692
Combined tax rate in Brazil (a)	34%	34%	34%	34%
Tax expense at the combined rate	840,518	606,506	470,444	329,016

Effects from entities taxed at different rates	148,717	24,995	108,833	15,470
Effects from entities taxed at different taxation regimes (b)	(491,152)	(574,754)	(212,812)	(305,073)
Intercompany transactions with different taxation	(78,965)	(39,711)	(32,775)	(22,891)
Tax incentives and related donation programs	(4,936)	(2,653)	(4,817)	(1,924)
Non-deductible expenses (non-taxable income), net	(89,553)	(35,692)	(63,209)	(31,885)
Others	-	32,361	67	8,136
Total	324,629	11,052	265,731	(9,151)

Current	369,903	259,620	314,488	171,535
Deferred	(45,274)	(248,568)	(48,757)	(180,686)
Total expense / (credit)	324,629	11,052	265,731	(9,151)

(a)	Considering that XP Inc. is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to XP Investimentos S.A. which is the holding company of all operating entities of XP Inc. in Brazil.

(b)	Certain eligible subsidiaries adopted the PPM tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.

Other comprehensive income

The tax (charge)/credit relating to components of other comprehensive income is as follows:

	Before tax	(Charge)/ Credit	After tax

Foreign exchange variation of investees located abroad	(45,292)	-	(45,292)
Gains (losses) on net investment hedge	61,493	(19,290)	42,203
Changes in the fair value of financial assets at fair value	672,855	(271,374)	401,481
As of June 30, 2023	689,056	(290,664)	398,392

Foreign exchange variation of investees located abroad	84,568	-	84,568
Gains (losses) on net investment hedge	(69,184)	-	(69,184)
Changes in the fair value of financial assets at fair value	(1,030,451)	409,209	(621,242)
As of June 30, 2024	(1,015,067)	409,209	(605,858)

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

18.	Equity

(a)	Issued capital

The Company has an authorized share capital of US$ 35, corresponding to 3,500,000,000 authorized shares with a par value of US$ 0,00001 each of which:

•	2,000,000,000 shares are designated as Class A common shares and issued; and

•	1,000,000,000 shares are designated as Class B common shares and issued.

The remaining 500,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors.

On July 1, 2023, XP Inc issued 18,717,771 Class A common shares (R$ 2,097,326) to acquire 100% of Banco Modal´s shares, in a non-cash equity exchange transaction.

As of June 30, 2024, the Company had R$ 26 of issued capital which were represented by 436,902,819 Class A common shares and 112,717,094 Class B common shares.

(b)	Additional paid-in capital and capital reserve

Class A and Class B common shares, have the following rights:

•	Each holder of a Class B common share is entitled, in respect of such share, to 10 votes per share, whereas the holder of a Class A common share is entitled, in respect of such share, to one vote per share.

•	Each holder of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

•	Class consents from the holders of Class A common shares and Class B common shares, as applicable, shall be required for any modifications to the rights attached to their respective class of shares the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and

•	the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (b) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration; or (c) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership and voting interests in XP Inc.

The Board of Directors approved in December 2019 a share based long-term incentive plan, which the maximum number of shares should not exceed 5% of the issued and outstanding shares. As of June 30, 2024, the outstanding number of shares reserved under the plans were 16,003,400 restricted stock units (“RSUs”) (December 31, 2023 – 14,600,588) and 1,258,386 performance stock units (“PSUs”) (December 31, 2023 – 1,588,818) to be issued at the vesting dates.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

(c)	Treasury shares

As of June 30, 2024, the Group recognized amounts of treasury shares as a result of: (i) the share purchase agreement with Itaú Unibanco, signed on June 2022, (ii) the share repurchase program approved on February, 2024, which aims to neutralize future shareholder dilution due to the vesting of Restricted Stock Units (RSUs) from the Company’s long-term incentive plan and (iii) the share repurchase program approved on May, 2024. The treasury shares are registered as a deduction from equity until the shares are canceled or reissued.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

As of June 30, 2024, the Group held 12,650,574 Class A common shares (December 31, 2023 - 0) and 1,056,308 Class B common shares (December 31, 2023 – 1,056,308) in treasury, totaling an amount of R$ 1,365,665 (December 31, 2023 – R$ 117,117).

(d)	Dividends distribution

The Group has not adopted a dividend policy with respect to future distributions of dividends. The amount of any distributions will depend on many factors such as the Company's results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by XP Inc. board of directors and, where applicable, the shareholders.

For the six months period ended June 30, 2024 and 2023, XP Inc. has not declared and paid dividends to the shareholders.

Non-controlling shareholders of some XP Inc’s subsidiaries have received dividends in the six months period ended June 30, 2024.

(e)	Other comprehensive income

Other comprehensive income consists of changes in the fair value of financial assets at fair value through other comprehensive income, while these financial assets are not realized. Also includes gains (losses) on net investment hedge and foreign exchange variation of investees located abroad.

19.	Related party transactions

Transactions with related parties includes transactions among the Company and its subsidiaries in the course of normal operations include services rendered such as: (i) education, consulting and business advisory; (ii) financial advisory and financial consulting in general; (iii) management of resources and portfolio management; (iv) information technology and data processing; (v) insurance and (vi) loan operations. The effects of these transactions have been eliminated and do not have effects on the consolidated financial statements.

Transactions with related parties also includes transactions among the Company and its associates related to commissions and premiums paid in advance, as described in Note 8.

20.	Provisions and contingent liabilities

The Company and its subsidiaries are party to judicial and administrative litigations before various courts and government bodies, arising from the ordinary course of operations, involving tax, civil and labor matters and other issues. Periodically, Management evaluates the tax, civil and labor risks, based on legal, economic and tax supporting data, in order to classify the risks as probable, possible or remote, in accordance with the chances of them occurring and being settled, taking into consideration, case by case, the analyses prepared by external and internal legal advisors.

	June 30, 2024	December 31, 2023
Tax contingencies	622	1,537
Civil contingencies	52,881	37,921
Labor contingencies	75,477	57,965
Other provisions	-	255
Total provision	128,980	97,678

Judicial deposits (i)	29,940	22,108

(i)	There are circumstances in which the Group is questioning the legitimacy of certain litigations or claims filed against it. As a result, either because of a judicial order or based on the strategy adopted by management, the Group might be required to secure part or the whole amount in question by means of judicial deposits, without this being characterized as the settlement of the liability. These amounts are classified as “Other assets” on the balance sheets and referred above for information.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

Changes in the provision during the period

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023
At the beginning of period	97,678	43,541	101,508	79,388
Monetary correction	27,563	2,462	12,164	1,076
Provision accrued	49,988	33,815	38,326	(974)
Provision reversed	(33,520)	(610)	(10,301)	(481)
Payments	(12,729)	(430)	(12,718)	(231)
At the end of period	128,980	78,778	128,980	78,778

Nature of claims

a)	Civil

Most of the civil and administrative claims involve matters that are normal and specific to the business and refer to demands for indemnity primarily due to: (i) financial losses in the stock market; (ii) portfolio management; and (iii) alleged losses generated from the liquidation of customers assets in portfolio due to margin cause and/or negative balance. As of June 30, 2024, there were 685 (December 31, 2023 - 777) civil and administrative claims for which the likelihood of loss has been classified as probable, in the amount of R$ 52,881 (December 31, 2023 - R$ 37,921).

b)	Labor

Labor claims to which the Group is party primarily concern: (i) the existence (or otherwise) of a working relationship between the Group and IFAs; and (ii) severance payment of former employees. As of June 30, 2024, the Company and its subsidiaries are defendants in 182 cases (December 31, 2023 - 116) involving labor matters for which the likelihood of loss has been classified as probable, in the amount of R$ 75,477 (December 31, 2023 - R$ 57,965).

Contingent liabilities - probability of loss classified as possible

In addition to the provisions mentioned above, the Company and its subsidiaries are party to several labor, civil and tax contingencies in progress, in which they are the defendants, and the likelihood of loss, based on the opinions of the internal and external legal advisors, is considered possible. The contingencies amount to approximately R$ 2,321,409 (December 31, 2023 - R$ 1,826,688).

Below these claims are summarized by nature:

	June 30, 2024	December 31, 2023
Tax (i) (ii) (iii)	1,244,264	653,714
Civil (iv)	897,907	883,485
Labor (v)	234,006	289,489
Total	2,376,177	1,826,688

(i)	Employees Profit Sharing Plans: In 2015, 2019, 2021, 2022 and 2024 tax authorities issued assessments against the Group mainly related to allegedly unpaid social security contributions on amounts due and paid to employees as profit sharing plans related to calendar years of 2011, 2015, 2017, 2018, 2019 and 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The risk of loss for these claims is classified as possible by the external counsels.

a.	Tax assessment related to 2011: The first and the second administrative appeals were denied, and currently the Group awaits judgment on the special appeal before the Superior Court of the Administrative Council of Tax Appeals (“CSRF”). The amount claimed is R$ 21,433.

b.	Tax assessment related to 2015: The first and the second administrative appeals were denied, and currently the Group is awaiting to be notified by such unfavorable decision to appeal to the CSRF. The amount claimed is R$ 56,049.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

c.	Tax assessment related to 2017: In addition to the claim related to the employees’ profit-sharing plan, tax authorities are also challenging the deductibility of the amounts paid under such plan to the members of the Board for the purposes of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL). Administrative appeals were filed against the assessments, which are awaiting judgment by the Federal Revenue Service of Brazil (“RFB”). The total amount claimed is R$ 122,876.

d.	Tax assessment related to 2018: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The total amount claimed is R$ 148,281.

e.	In June 2022, the Group was notified by the Public Labor Ministry for alleged unpaid FGTS (Fund for Severance Indemnity Payment) on the amounts paid to employees under profit sharing plans related to years 2015 to 2020. According to the tax authorities, the Group profit sharing plans did not comply with the provisions of Law 10,101/00. The Group presented its administrative defense which awaits judgment. The total amount claimed is R$ 135,738.

f.	Tax assessment related to 2019: An administrative appeal was filed against the assessment, which awaits judgment by the RFB. The amount claimed is R$ 198,126.

g.	Tax assessment related to 2020: An administrative appeal was filed against the assessment, which awaits judgement by the RFB. The total amount claimed is R$ 349,251.

(ii)	Amortization of goodwill: The Group also received four tax assessments in which the tax authorities challenge the deductibility for the purpose of Corporate Income Tax (IRPJ) and Social Contribution of Net Profits (CSLL) of the expenses deriving from the amortization of goodwill registered upon the acquisitions made by the Group between 2013 and 2016. According to the tax authorities, the respective goodwill was registered in violation of Laws 9.532/97 and 12.973/14, respectively. Currently, two of the proceedings are pending judgment by the RFB and the other two await judgement by the CARF, considering that the administrative appeals were denied. Also, the Group has filed two lawsuits to prevent the issuance of new tax assessments and/or the application of the 150% penalty by the tax authorities in relation to expenses of such goodwill incurred in other periods. The risk of loss for these claims is classified as possible by the external counsels. The amount claimed is R$ 94,611.

(iii)	Banco Modal S.A. - Employees Profit Sharing Plan: In March 2016, tax authorities issued an assessment against Banco Modal mainly related to alleged unpaid social security contributions on amounts due and paid to employees as profit sharing plan on calendar year 2012. The first administrative appeal was denied, and currently Banco Modal awaits judgment of the second appeal by the CARF. The risk of loss for this claim is classified as possible by the external counsels. The total amount claimed is R$ 7,267.

(iv)	The Group is defendant in 2,219 (December 31, 2023 – 778) civil and administrative claims by customers and investment agents, mainly related to portfolio management, risk rating, copyrights and contract termination. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

(v)	The Group is defendant in 282 (December 31, 2023 – 116) labor claims by former employees. The total amount represents the collective maximum value to which the Group is exposed based on the claims’ amounts monetarily restated.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated
21.	Total revenue and income

a)	Net revenue from services rendered

Revenue from contracts with customers derives mostly from services rendered and fees charged at daily transactions from customers, therefore mostly recognized at a point in time. Disaggregation of revenue by major service lines are as follows:

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023
Major service lines
Brokerage commission	1,036,193	981,708	540,829	487,691
Securities placement	1,175,973	655,490	686,445	406,916
Management fees	853,268	800,358	442,658	418,713
Insurance brokerage fee	100,793	83,496	51,652	42,131
Commission fees	468,222	363,849	259,827	174,378
Other services	275,627	205,438	147,928	91,449
Gross revenue from services rendered	3,910,076	3,090,339	2,129,339	1,621,278
(-) Sales taxes and contributions on services (i)	(337,616)	(261,591)	(180,730)	(138,514)
Net revenue from services rendered	3,572,460	2,828,748	1,948,609	1,482,764

(i)	Mostly related to taxes on services (ISS) and contributions on revenue (PIS and COFINS).

b)	Net income/(loss) from financial instruments

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023
Net income/(loss) from financial instruments at fair value through profit or loss	4,880,958	2,788,330	2,629,850	1,458,270
Net income/(loss) from financial instruments measured at amortized cost and at fair value through other comprehensive income	(17,994)	1,174,770	(256,327)	648,170
Total income from financial instruments	4,862,964	3,963,100	2,373,523	2,106,440
(-) Taxes and contributions on financial income	(163,310)	(109,235)	(102,874)	(40,580)
Net income/(loss) from financial instruments	4,699,654	3,853,865	2,270,649	2,065,860

c)	Disaggregation by geographic location

Breakdown of total net revenue and income and selected assets by geographic location:

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023
Brazil	7,918,977	6,360,556	4,046,452	3,338,261
United States	320,888	293,488	156,028	197,523
Europe	32,249	28,569	16,778	12,840
Revenues	8,272,114	6,682,613	4,219,258	3,548,624

	June 30, 2024	December 31, 2023
Brazil	15,499,998	13,255,769
United States	635,733	508,544
Europe	117,497	88,395
Selected assets (i)	16,253,228	13,852,708

(i) Selected assets are total assets of the Group, less: cash, financial assets and deferred tax assets and are presented by geographic location.

None of the clients represented more than 10% of our revenues for the periods presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated
22.	Operating costs

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023
Commission and incentive costs	1,699,361	1,481,255	847,763	760,337
Operating losses	77,672	88,721	38,326	48,100
Other costs	678,189	538,694	350,317	283,708
Clearing house and proprietary funds fees	268,210	217,633	132,690	117,472
Third parties’ services	35,208	32,095	19,858	15,866
Credit card cashback	220,342	182,510	117,659	92,779
Other	154,429	106,456	80,110	57,591
Total	2,455,222	2,108,670	1,236,406	1,092,145

23.	Operating expenses by nature

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023

Selling expenses (a)	64,975	60,204	32,921	45,262

Administrative expenses	2,907,603	2,369,851	1,455,952	1,275,912
Personnel expenses	1,984,648	1,658,745	978,021	899,083
Compensation	704,491	576,452	311,642	327,564
Employee profit-sharing and bonus	798,009	703,869	398,238	398,005
Executives profit-sharing	47,939	64,565	35,960	28,097
Other personnel expenses (b)	434,209	313,859	232,181	145,417
Other taxes expenses	57,361	31,984	23,737	13,284
Depreciation of property and equipment and right-of-use assets	58,789	53,535	29,870	27,019
Amortization of intangible assets	75,033	45,144	35,891	23,818
Data processing	416,367	333,511	205,585	177,756
Technical services	67,351	53,753	33,418	23,667
Third parties' services	113,707	121,759	65,777	76,652
Other administrative expenses (c)	134,347	71,420	83,653	34,633
Total	2,972,578	2,430,055	1,488,873	1,321,174

(a) Selling expenses refer to advertising and publicity.
(b) Other personnel expenses include benefits, social charges and others.
(c) Other administrative expenses include rent, communication and travel expenses, legal and judicial and other expenses.

24.	Other operating income (expenses), net

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023

Other operating income	173,874	117,294	129,564	77,214
Revenue from incentives from Tesouro Direto, B3 and others	101,532	3,321	91,676	563
Other operating income (a)	72,342	113,973	37,888	76,651

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

Other operating expenses	(69,442)	(73,922)	(34,353)	(52,723)
Legal proceedings and agreement with customers	(17,074)	(30,738)	1,381	(30,146)
Charity	(5,661)	(5,963)	(3,178)	(1,616)
Other operating expenses (b)	(46,707)	(37,221)	(32,556)	(20,961)
Total	104,432	43,372	95,211	24,491

(a) Other operating income include recovery of charges and expenses, reversal of operating provisions, interest received on tax and others.
(b) Other operating expenses include fines and penalties, association and regulatory fees and other expenses.

25.	Share-based plan

(i)	Outstanding shares granted and valuation inputs

The maximum number of shares available for issuance under the share-based plan shall not exceed 5% of the issued and outstanding shares.

Set out below are summaries of XP Inc's Restricted Stock Units (“RSU”) and Performance Stock Units (“PSU”) activity for the three months period ended June 30, 2024.

	RSUs	PSUs	Total
(In thousands, except weighted-average data, and where otherwise stated)	Number of units	Number of units	Number of units

Outstanding, January 1, 2024	14,600,588	1,588,818	16,189,406
Granted	1,946,401	-	1,946,401
Forfeited	(367,903)	(330,432)	(698,335)
Vested	(175,686)	-	(175,686)
Outstanding, June 30, 2024	16,003,400	1,258,386	17,261,786

For the six and three months period ended June 30, 2024, total compensation expense of both plans was, respectively, R$ 328,329 and R$ 150,681 (2023 - R$ 208,816 and R$ 140,404), including R$ 114,481 and R$ 78,289 of tax provisions (2023 - R$ 55,593 and R$ 26,331) and does not include any tax benefits on total share-based compensation expense once this expense is not deductible for tax purposes. The tax benefits will be perceived when the shares are converted into common shares.

Since the inception of the plans in 2019, the original grant-date fair value of RSU plans has ranged from US$ 11.16 to US$ 51.03 and of PSU plans has ranged from US$ 31.60 to US$ 64.68.

26.	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of XP Inc by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six months period ended of June 30:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

	Six months period ended June 30,		Three months period ended June 30,
	2024	2023	2024	2023
Net income attributable to owners of the parent	2,147,268	1,770,373	1,117,252	975,353
Basic weighted average number of outstanding shares (i)(iii)	546,139	532,135	543,848	528,210
Basic earnings per share – R$	3.9317	3.3269	2.0543	1.8465
Effect of dilution
Share-based plan (ii) (iii)	7,891	1,952	7,637	3,358
Diluted weighted average number of outstanding shares (iii)	554,030	534,087	551,485	531,568
Diluted earnings per share – R$	3.8757	3.3148	2.0259	1.8349

(i)	See on Note 18, the number of XP Inc.’s outstanding common shares during the period.

(ii)	See on Note 25, the number of shares granted and forfeited during the period regarding XP Inc.’s Share-based plan.

(iii)	Thousands of shares.

27.	Determination of fair value

The Group measures financial instruments such as certain financial investments and derivatives at fair value at each balance sheet date.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The financial instruments included in the level 1 consist mainly in public financial instruments and financial instruments negotiated on active markets (i.e., stock exchanges).

Level 2: The fair value of financial instruments that are not traded in active markets is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value as an instrument are directly or indirectly observable, the instrument is included in level 2. The financial instruments classified as level 2 are composed mainly from private financial instruments and financial instruments negotiated in a secondary market.

Level 3: If one or more of the significant inputs is unobservable, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	Financial assets (other than derivatives) – The fair value of securities is determined by reference to their closing prices on the date of presentation of the consolidated financial statements. If there is no market price, fair value is estimated based on the present value of future cash flows discounted using the observable rates and market rates on the date of presentation.

•	Swap – These operations swap cash flow based on the comparison of profitability between two indexers. Thus, the agent assumes both positions – put in one indexer and call on another.

•	Forward – At the market quotation value, and the installments receivable or payable are fixed to a future date, adjusted to present value, based on market rates published at B3.

•	Futures – Foreign exchange rates, prices of shares and commodities are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. Daily cash settlements of price movements are made for all instruments.

•	Options – Option contracts give the purchaser the right to buy or sell the instrument at a fixed price negotiated at a future date. Those who acquire the right must pay a premium to the seller. This premium is not the price of the instrument, but only an amount paid to have the option (possibility) to buy or sell the instrument at a future date for a previously agreed price.

•	Other financial assets and liabilities – Fair value, which is determined for disclosure purposes, is calculated based on the present value of the principal and future cash flows, discounted using the observable rates and market rates on the date the financial statements are presented.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

•	Loans operations – Fair value is determined through the present value of expected future cash flows discounted using the observable rates and market rates on the date the financial statements are presented.

•	Contingent consideration – Fair value of the contingent consideration liability related to acquisitions is estimated by applying the income approach and discounting the expected future payments to selling shareholders under the terms of the purchase and sale agreements.

Below are the Group financial assets and liabilities by level within the fair value hierarchy. The Group assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels:

	June 30, 2024
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	109,179,110	25,302,163	-	134,481,273	134,481,273
Derivative financial instruments	5,043,495	30,510,106	-	35,553,601	35,553,601
Investments in associates measured at fair value	-	-	1,453,945	1,453,945	1,453,945
Fair value through other comprehensive income
Securities	38,385,880	-	-	38,385,880	38,385,880
Evaluated at amortized cost
Securities	838,865	2,371,602	-	3,210,467	3,612,900
Securities purchased under agreements to resell	-	20,622,013	-	20,622,013	21,772,559
Securities trading and intermediation	-	4,440,040	-	4,440,040	4,440,040
Accounts receivable	-	674,528	-	674,528	674,528
Loan operations	-	25,706,936	-	25,706,936	26,320,673
Other financial assets	-	7,444,845	-	7,444,845	7,444,845
Financial liabilities
Fair value through profit or loss
Securities	14,240,987	442,494	-	14,683,481	14,683,481
Derivative financial instruments	4,863,444	30,049,992	-	34,913,436	34,913,436
Evaluated at amortized cost
Securities sold under repurchase agreements	-	49,189,900	-	49,189,900	53,889,811
Securities trading and intermediation	-	19,034,351	-	19,034,351	19,034,351
Financing instruments payable	-	73,923,903	-	73,923,903	72,396,923
Borrowings	-	2,528,059	-	2,528,059	2,528,059
Accounts payables	-	1,370,074	-	1,370,074	1,370,074
Other financial liabilities	-	15,122,608	93,292	15,215,900	15,215,900

	December 31, 2023
	Level 1	Level 2	Level 3	Fair Value	Book Value
Financial Assets
Financial assets at Fair value through profit or loss
Securities	92,628,880	10,653,332	-	103,282,212	103,282,212
Derivative financial instruments	977,441	22,756,025	-	23,733,466	23,733,466
Investments in associates measured at fair value	-	-	1,450,704	1,450,704	1,450,704
Fair value through other comprehensive income
Securities	44,062,950	-	-	44,062,950	44,062,950
Evaluated at amortized cost
Securities	3,773,404	3,082,017	-	6,855,421	6,855,421
Securities purchased under agreements to resell	-	13,551,224	-	13,551,224	14,888,978
Securities trading and intermediation	-	2,932,319	-	2,932,319	2,932,319
Accounts receivable	-	681,190	-	681,190	681,190
Loan operations	-	28,551,935	-	28,551,935	28,551,935
Other financial assets	-	4,208,743	-	4,208,743	4,208,473
Financial liabilities
Fair value through profit or loss
Securities	19,949,021	474,053	-	20,423,074	20,423,074
Derivative financial instruments	662,084	24,123,332	-	24,785,416	24,785,416

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated
Evaluated at amortized cost
Securities sold under repurchase agreements	-	44,589,653	-	44,589,653	33,340,511
Securities trading and intermediation	-	16,943,539	-	16,943,539	16,943,539
Financing instruments payable	-	61,098,677	-	61,098,677	60,365,590
Borrowings	-	3,174,285	-	3,174,285	2,199,422
Accounts payables	-	948,218	-	948,218	948,218
Other financial liabilities	-	11,659,653	571,723	12,231,376	12,231,376

As of June 30, 2024, and December 31, 2023, the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired associate and businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using an appropriate rate, which includes the Brazilian risk-free rate. Changes in an average discount rate of 11.40% by 100 bps would increase/decrease the fair value of contingent consideration liability by R$ 1,915.

The investments held through our investees which are considered to be venture capital investments are classified as Level 3 of the fair value hierarchy. The inputs used by the Group are derived for discounted rates for these investments using a capital asset model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset. Change in the discount rate by 100 bps would increase/decrease the fair value by R$ 14,539.

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement. As of June 30, 2024, the Group had no transfers between Level 2 and Level 3.

28.	Management of financial risks and financial instruments

The Group’s activities are exposed to a variety of financial risks: credit risk, liquidity risk, market risk (including currency risk, interest rate risk and price risk), and operational risk. The Group’s overall risk management structure focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Management has overall responsibility for establishing and supervising the risk management structure of the Group. Risk Management is under a separated structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest, and segregation of functions appropriate to good corporate governance and market practices.

The risk management policies of the Group are established to identify and analyze the risks faced, to set appropriate risk limits and controls, and to monitor risks and adherence to the limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the activities of the Group. The Group, through its training and management standards and procedures, developed a disciplined and constructive control environment within which all its employees are aware of their duties and obligations.

Regarding the subsidiary Banco XP and the other subsidiaries components of XP Prudential Conglomerate (Brazilian Central Bank oversight definition), the organizational structure is based on the recommendations proposed by the Basel Accord, in which procedures, policies and methodology are formalized consistent with risk tolerance and with the business strategy and the various risks inherent to the operations and/or processes, including market, liquidity, credit and operating risks. The Group seeks to follow the same risk management practices as those applying to all companies.

Such risk management processes are also related to going concern management procedures, mainly in terms of formulating impact analyses, business continuity plans, contingency plans, backup plans and crisis management.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2023. There have been no changes in the risk management department or in any risk management policies since the year-end.

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

Sensitivity analysis

According to the market information, the Group performed the sensitivity analysis by market risk factors considered relevant. The largest losses, by risk factor, in each of the scenarios were presented with an impact on the profit or loss, providing a view of the exposure by risk factor of the Group in exceptional scenarios. The following sensitivity analyzes do not consider the functioning dynamics of risk and treasury areas, since once these losses are detected, risk mitigation measures are quickly triggered, minimizing the possibility of significant losses.

				June 30, 2024
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(240)	(234,445)	(440,525)
Exchange coupons	Foreign currencies coupon rate	(148)	(2,804)	(3,955)
Foreign currencies	Exchange rates	(3,437)	(77,771)	(62,766)
Price indexes	Inflation coupon rates	(441)	(70,088)	(147,290)
Shares	Shares prices	(613)	(149,918)	(536,869)
Commodities	Commodities price	(2,264)	7,315	57,415
		(7,143)	(527,711)	(1,133,990)

				December 31, 2023
Trading portfolio	Exposures	Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed interest rate	Fixed interest rate in Reais	(258)	21,269)	22,753
Exchange coupons	Foreign currencies coupon rate	(367)	(18,174)	(36,588)
Foreign currencies	Exchange rates	331	343,440	907,349
Price indexes	Inflation coupon rates	(103)	(12,998)	(24,579)
Shares	Shares prices	(3,472)	(251,572)	(289,613)
Commodities	Commodities price	(2,822)	(70,566)	(141,133)
		(6,691)	11,399	438,189

Scenario I: Increase of 1 basis point in the rates in the fixed interest rate yield, exchange coupons, inflation and 1 percentage point in the prices of shares, commodities and currencies;

Scenario II: Project a variation of 25 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting by risk factor; and

Scenario III: Project a variation of 50 percent in the rates of the fixed interest yield, exchange coupons, inflation, prices of shares, commodities and currencies, both rise and fall, being considered the largest losses resulting from the risk factor.

29.	Capital Management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group also monitors capital based on the net debt and the gearing ratio. Net debt is calculated as total debt (including borrowings, lease liabilities, structured financing and debentures as shown in the balance sheet) less cash and cash equivalent (including cash, securities purchased under resale agreements and certificate deposits as shown in the statement of cash flows). The gearing ratio corresponds to the net debt expressed as a percentage of total capital.

The net debt and corresponding gearing ratios as of June 30, 2024, and December 31, 2023, were as follows:

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

	June 30, 2024	December 31, 2023
Group debt (Note 30) (i)	8,322,086	8,512,319
Structured financing (Note 15 (b))	3,439,675	1,841,790
Total debt	11,761,761	10,354,109
Cash	(5,604,375)	(3,943,307)
Securities purchased under resale agreements (Note 3 (a))	(1,455,101)	(2,760,296)
Bank deposit certificates (Note 4 (a))	(52,958)	(67,985)
Other deposits at Brazilian Central Bank (Note 15 (a))	(989,998)	(2,438,896)
Net debt	3,659,329	1,143,625

Total Equity attributable to owners of the Parent company	19,957,839	19,449,352
Total capital	23,617,168	20,592,977
Gearing ratio %	15.49%	5.55%

(i)	Minimum capital requirements

Although capital is managed considering the consolidated position, certain subsidiaries are subject to minimum capital requirement from local regulators.

The subsidiary Banco XP, leader of the Prudential Conglomerate (which includes XP CCTVM, XP DTVM, Banco Modal and Modal DTVM), under BACEN regulation regime, is required to maintain a minimum capital and follow aspects from the Basel Accord.

The subsidiary XP Vida e Previdência operates in retirement plans and insurance business and is oversight by the SUSEP, being required to present Adjusted Shareholders' Equity (PLA) equal to or greater than the Minimum Required Capital (“CMR”), CMR is equivalent to the highest value between base capital and Venture Capital Liquidity (“CR”).

On June 30, 2024, the subsidiaries Banco XP, XP Vida e Previdência and XP Administradora de Benefícios were in compliance with all capital requirements.

There is no requirement for compliance with a minimum capital for the other Group companies.

30.	Cash flow information

(i)	Debt reconciliation

			Debt securities (i)
	Borrowings	Lease liabilities	Debentures and notes	Bonds	Total
Total debt as of January 1, 2023	1,865,880	285,637	2,596,519	3,911,383	8,659,419
Acquisitions / Issuance	-	2,859	188,208	-	191,067
Payments	(1,812,135)	(56,797)	-	-	(1,868,932)
Revaluation	-	-	-	-	-
Net foreign exchange differences	(80,708)	(8,298)	-	(368,680)	(457,686)
Interest accrued	26,963	11,570	194,682	68,683	301,898
Interest paid	-	-	(13,903)	(58,734)	(72,637)
Total debt as of June 30, 2023	-	234,971	2,965,506	3,552,652	6,753,129

Total debt as of January 1, 2024	2,199,422	304,762	2,806,774	3,546,567	8,857,525
Acquisitions / Issuance	-	159,949	-	-	159,949
Payments	(51,916)	(68,421)	(1,170,612)	-	(1,290,949)
Write-offs	-	(16,116)	-	-	(16,116)
Net foreign exchange differences	325,327	11,069	-	541,743	878,139
Interest accrued	55,226	9,744	167,890	67,351	300,211
Interest paid	-	-	(17,473)	(66,093)	(83,566)
Total debt as of June 30, 2024	2,528,059	400,987	1,786,579	4,089,568	8,805,193

XP Inc. and its subsidiaries Notes to unaudited interim condensed consolidated financial statements As of June 30, 2024 In thousands of Brazilian Reais, unless otherwise stated

Debt securities includes Debentures measured at FVPL presented in Note 4(e) and does not include fair value adjustments of (i) Debentures - R$ 168,081 (R$ 120,280 - December 31, 2023) and (ii) Bonds - R$ 315,026 (R$ 224,927 - December 31, 2023).

ii)	Cash reconciliation for investing and financing activities

During the six months period ended June 30, 2024, the Group paid R$ 670,464 in connection with the minority stake acquisitions in Monte Bravo JV S.A. (“Monte Bravo”), Blue3 S.A. (“Blue3”), and Ável Participações Ltda. (“Ável”) disclosed in Note 2(d)(b)(i). The Group also paid R$ 498,576 of contingent consideration liabilities, due to the achievement of the triggers provided for in the shareholders' agreement with one of its associates.

31.	Subsequent events

On July 2, 2024, XP Inc concluded an issuance of senior unsecured notes in an aggregate principal amount of US$500 million, with an interest rate of 6.75% and maturity date on July 2, 2029. The notes will be guaranteed by XP Investimentos S.A. and the Company intends to use the net proceeds from the offering of the notes to repurchase tendered 3.25% outstanding senior unsecured notes due in 2026 and for general corporate purposes.